[redacted]

CM

SEC 15049405 MISSION

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SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 S. Bellaire St., Suite 1110
(No. and Street)

Denver	CO	80222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam M. Carmel — (303) 573-5511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14
CW

OATH OR AFFIRMATION

I, Adam M. Carmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larimer Capital Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adam M. Carmel

Signature

President

Title

Cathy L. Nowalk

Notary Public

CATHY L. NOWALK
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 3-17-2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
Larimer Capital Corporation

We have audited the accompanying statements of financial condition of Larimer Capital Corporation (the "Company") as of December 31, 2014 and 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2015

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

		2014		2013
ASSETS				
Cash and cash equivalents	$	243,517	$	218,787
Commissions receivable		4,971		13,258
Prepaid expenses		8,976		9,843
Furniture and equipment, net of accumulated depreciation of $131,776 and $124,658, respectively		12,451		9,242
Deposit with clearing broker		50,000		50,000
Other assets		4,725		4,725
Total assets	**$**	**324,640**	**$**	**305,855**
LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES:				
Commissions payable and accrued liabilities	$	8,801	$	4,501
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)				
STOCKHOLDER'S EQUITY (Note 2):				
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding		89,000		89,000
Retained earnings		226,839		212,354
Total stockholder's equity		315,839		301,354
Total liabilities and stockholder's equity	**$**	**324,640**	**$**	**305,855**

The accompanying notes are an integral part of these statements.

LARIMER CAPITAL CORPORATION

NOTES TO STATEMENTS OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Larimer Capital Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Accounting

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Clearing Deposit

Deposits include $50,000 deposited with RBC Correspondent Services, Inc. ("RBC") to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act").

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

***Agreement with Clearing Broker** (concluded)*

The Clearing Broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of December 31, 2014 and 2013 and for the years then ended.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $289,687 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.03 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - OPERATING LEASES

The Company has a noncancelable operating lease with an unrelated party for office space which expires in March 2020. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2015	$ 61,537
2016	63,416
2017	65,295
2018	67,174
2019	69,053
Thereafter	17,381
	$ 343,856

Rental expense for all operating leases was $65,370 and $58,431 for the years ended December 31, 2014 and 2013, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan and Trust

In 2011, the Company adopted a salary deferral "401(k)" profit sharing plan and trust (the "Plan"). The Plan allows employees who are over 21 years old, have completed one year of employment and at least 1,000 hours of service to participate in the plan. Beginning January 1, 2013, the Plan contains a safe harbor provision requiring the Company to make 100% vested nonelective contributions equal to 3% of the compensation of eligible employees. Contributions to the Plan charged to operations were $1,688 and $3,785 for the years ended December 31, 2014 and 2013, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan's assets are administered by an outside party, but managed by the Company's sole stockholder and participant.

The following table sets forth the Plan's funded status and amount recognized:

	December 31, 2014	December 31, 2013
Total plan assets	$ 1,528,630	$ 1,221,001
Fair value of Plan assets at end of year	1,528,630	1,221,001
Funded status	**$ -**	**$ -**
Employer contributions	**$ 270,000**	**$ 175,000**
Present value of the total plan accrued benefits	**$ 1,111,754**	**$ 1,164,000**

Assumptions used in the accounting for the defined benefit plan were:

	December 31, 2014	December 31, 2013
Assumed discount rate	5.24%	5.56%
Rate of compensation increase	0%	0%
Expected long-term rate of return	5.24%	5.56%

NOTE 4 - EMPLOYEE BENEFIT PLANS (concluded)

***Defined Benefit Plan** (concluded)*

The Company's benefit plan asset allocations by asset category are as follows:

	December 31,	
	2014	2013
Cash and money market	59%	53%
Fixed income securities	31%	40%
Equity securities	10%	7%
	100%	100%

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid expenses, furniture and equipment, deposit with clearing broker, other assets, and commissions payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 2 2015
Washington DC

SEC FILE NUMBER
8- 36594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 S. Bellaire St., Suite 1110
(No. and Street)

Denver	CO	80222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam M. Carmel — (303) 573-5511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam M. Carmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larimer Capital Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adam M. Carmel

Signature

President

Title

Cathy L. Nowalk

Notary Public

CATHY L. NOWALK
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 3-17-2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

LARIMER CAPITAL CORPORATION

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
Larimer Capital Corporation

We have audited the accompanying statements of financial condition of Larimer Capital Corporation (the "Company") as of December 31, 2014 and 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 19, 2015

LARIMER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 243,517	$ 218,787
Commissions receivable	4,971	13,258
Prepaid expenses	8,976	9,843
Furniture and equipment, net of accumulated depreciation of $131,776 and $124,658, respectively	12,451	9,242
Deposit with clearing broker	50,000	50,000
Other assets	4,725	4,725
Total assets	**$ 324,640**	**$ 305,855**
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable and accrued liabilities	$ 8,801	$ 4,501
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)		
STOCKHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding	89,000	89,000
Retained earnings	226,839	212,354
Total stockholder's equity	315,839	301,354
Total liabilities and stockholder's equity	**$ 324,640**	**$ 305,855**

The accompanying notes are an integral part of these statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Larimer Capital Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Accounting

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Clearing Deposit

Deposits include $50,000 deposited with RBC Correspondent Services, Inc. ("RBC") to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act").

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Agreement with Clearing Broker (concluded)

The Clearing Broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provision for income taxes has been recorded in the accompanying financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of December 31, 2014 and 2013 and for the years then ended.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $289,687 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.03 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - OPERATING LEASES

The Company has a noncancelable operating lease with an unrelated party for office space which expires in March 2020. Future minimum lease payments are as follows:

Year Ending December 31,		Amount
2015	$	61,537
2016		63,416
2017		65,295
2018		67,174
2019		69,053
Thereafter		17,381
	$	**343,856**

Rental expense for all operating leases was $65,370 and $58,431 for the years ended December 31, 2014 and 2013, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

401(k) Profit Sharing Plan and Trust

In 2011, the Company adopted a salary deferral "401(k)" profit sharing plan and trust (the "Plan"). The Plan allows employees who are over 21 years old, have completed one year of employment and at least 1,000 hours of service to participate in the plan. Beginning January 1, 2013, the Plan contains a safe harbor provision requiring the Company to make 100% vested nonelective contributions equal to 3% of the compensation of eligible employees. Contributions to the Plan charged to operations were $1,688 and $3,785 for the years ended December 31, 2014 and 2013, respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan

The Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan's assets are administered by an outside party, but managed by the Company's sole stockholder and participant.

The following table sets forth the Plan's funded status and amount recognized:

	December 31, 2014	December 31, 2013
Total plan assets	$ 1,528,630	$ 1,221,001
Fair value of Plan assets at end of year	1,528,630	1,221,001
Funded status	**$ -**	**$ -**
Employer contributions	**$ 270,000**	**$ 175,000**
Present value of the total plan accrued benefits	**$ 1,111,754**	**$ 1,164,000**

Assumptions used in the accounting for the defined benefit plan were:

	December 31, 2014	December 31, 2013
Assumed discount rate	5.24%	5.56%
Rate of compensation increase	0%	0%
Expected long-term rate of return	5.24%	5.56%

NOTE 4 - EMPLOYEE BENEFIT PLANS (concluded)

***Defined Benefit Plan** (concluded)*

The Company's benefit plan asset allocations by asset category are as follows:

	December 31, 2014	December 31, 2013
Cash and money market	59%	53%
Fixed income securities	31%	40%
Equity securities	10%	7%
	100%	100%

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid expenses, furniture and equipment, deposit with clearing broker, other assets, and commissions payable and accrued liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.